SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)1

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ]   .




Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Horejsi Enterprises, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) [  ]
                                                   (b) [  ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Kansas


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  2,071,430

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 2,071,430

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,071,430

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              [  ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stewart R. Horejsi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                  (a)  [  ]
                                  (b)  [  ]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                          [ X ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
   14    TYPE OF REPORTING PERSON*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry L. Dunlap
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)  [  ]
                                         (b)  [  ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                     [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

        NUMBER OF           7   SOLE VOTING POWER

        SHARES                   0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                  0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                    [ X ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

   14    TYPE OF REPORTING PERSON*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lola Brown Trust No. 1 B

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a)  [  ]
                                    (b)  [  ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         WC OO


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                         [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas

          NUMBER OF         7   SOLE VOTING POWER

           SHARES               1,231,000

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                 0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING                1,231,000

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,231,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [  ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.07%

   14    TYPE OF REPORTING PERSON*

         OO
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Amendment No. 14 to Statement on Schedule 13D

            This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by (i) Horejsi Enterprises, Inc. ("HEI"), as a direct beneficial owner of the Shares, (ii) The Lola Brown Trust No. 1B (the "Brown Trust") as the direct holder of Shares, and (iii) Stewart R. Horejsi and Larry L. Dunlap, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 3.     Source and Amount of Funds or Other Consideration

            No change except for the addition of the following:

            The total amount of funds required by the Brown Trust to acquire the Shares reported in Item 5(c) was $3,737,880.90 (including commissions). Such funds were or will be provided by the Brown Trust s cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited.

Item 4.     Purpose of Transaction.

            No change except for the addition of the following:

            The Brown Trust purchased the Shares described in Item 5(c) to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI or the Brown Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI or the Brown Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) The Brown Trust is the direct beneficial owner of 1,231,000 Shares, or approximately 13.07% of the 9,416,743 Shares outstanding as of May 1, 1997, according to information contained in the Company's 1997 proxy statement. By virtue of the relationships previously reported in this statement, Messrs. Horejsi and Dunlap and Ms. Susan Ciciora may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust. Messrs. Horejsi and Dunlap and Ms. Ciciora disclaim all such beneficial ownership.

                               Page 6 of 8 Pages

            By virtue of the relationships and transactions described in this statement, the HEI and the Brown Trust may be deemed to constitute a group. HEI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust, and the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by HEI.

            (c) The table below sets forth purchases of the Shares by the Brown Trust since June 13, 1997. All of such purchases were effected by the Brown Trust on the New York Stock Exchange, other than the purchase of 170,000 Shares on July 14, 1997, which was privately negotiated.

                                          Approximate Price
                                          Per Share
     Date          Amount of Shares       (exclusive of commissions)

     6-20-97             20,000           $15.125
     6-26-97             15,000           $15.125
     7-14-97              2,600           $15.250
     7-14-97             36,000           $15.3125
     7-14-97            170,000           $15.375
     7-15-97                200           $15.3125





                                Page 7 of 8 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 1997


                                     /s/  Stewart R. Horejsi
                                     Stewart R. Horejsi

                                     /s/  Larry L. Dunlap
                                    Larry L. Dunlap, individually, as Chairman
                                    and President of Horejsi Enterprises, Inc.,
                                    and as trustee of the Lola Brown Trust No.
                                    1B





                                Page 8 of 8 Pages